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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      (GUANGSHEN RAILWAY COMPANY LIMITED)
    (a joint stock limited company incorporated in the People's Republic of
                                     China)
                                (STOCK CODE: 525)

                                  ANNOUNCEMENT

The Final A Share Prospectus will be posted on the website of HKSE (www.hkex.com.hk) on 13 December 2006. In addition the Final A Share Prospectus is also available on the website of the Shanghai Stock Exchange
(www.sse.com.cn).

Reference is made to the Company's announcements dated 29 November 2006 and 5 December 2006 regarding the A Share Issue, the announcement dated 6 December 2006 regarding the approval from the China Securities Regulatory Commission on the A Share Issue and the announcement dated 11 December 2006 regarding the determination of offer size and indicative price range for the A Share Issue.

The Final A Share Prospectus will be posted on the website of HKSE (www.hkex.com.hk) on 13 December 2006. In addition, the Final A Share Prospectus is also available on the website of the Shanghai Stock Exchange
(www.sse.com.cn).

DEFINITIONS

"A Share(s)"        the domestic invested share(s) of the Company with
                    a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue"     the proposed issue and allotment of not more
                    than 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

"ADSs"              American depositary shares, each representing 50 H Shares

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"Company"           Guangshen Railway Company Limited, a joint stock limited
                    company incorporated in the PRC on 6 March 1996, the H Shares and the ADSs of which are listed on the HKSE and the New York Stock Exchange, Inc., respectively

"Final A Share
Prospectus"         the final prospectus of the Company in relation to the
                    A Share Issue

"H Shares"          the overseas listed foreign shares of the Company with a
                    nominal value of RMB1.00 each and listed on the HKSE

"HKSE"              The Stock Exchange of Hong Kong Limited

"Hong Kong"         the Hong Kong Special Administrative Region of the PRC

"PRC"               the People's Republic of China

"RMB"               Renminbi, the lawful currency of the PRC

                                                      By Order of the Board

                                                          GUO XIANGDONG

                                                        Company Secretary


Shenzhen, the PRC
12 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.